January 10, 2014

Larry Greene

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

RE: ACP Strategic Opportunities Fund, LLC, Form SCH-TO

          ACP Funds Trust, Form SCH-TO

Please reference:

The ACP Strategic Opportunities Fund II, LLC CIK: 0001166203

The ACP Funds Trust                                            CIK: 1205686

The File /Film numbers of the filings that are the subject of the request:

The ACP Strategic Opportunities Fund II, LLC  005-80250-14500801      Filed 1/02/2014

The ACP Funds Trust                                             005-81274-14501894      Filed 1/02/2014

Dear Mr. Greene:

In a telephone conversation with Stephanie Davis occurring on Tuesday, January 7, 2014 you provided suggested revisions with respect to the 2014 Form SCH-TO (hereinafter, the “Filings”) for the ACP Strategic Opportunities Fund, LLC (hereinafter, the “Master Fund”) and the ACP Funds Trust (hereinafter, the “Funds Trust”). Your requests (numbered for convenience) are followed by the response of Ascendant Capital Partners, the Funds’ investment manager and sponsor (hereinafter, “ACP”) are as follows:

1.	Please be sure 2013 Semi-Annual filing dates are listed correctly in both Tender Offer documents.

Response: dates have been corrected to read as follows – for The Master Fund: Unaudited financial statements for the period ended June 30, 2013 are included in the Issuer’s semi-annual report dated June 30, 2013, which was filed on EDGAR on Form N-CSR on August 20, 2013, and are incorporated herein by reference.

Response: dates have been corrected to read as follows – for The ACP Funds Trust: Unaudited financial statements for the period ended June 30, 2013 are included in the Issuer’s semi-annual report dated June 30, 2013, which was filed on EDGAR on Form N-CSR on August 20, 2013, and are incorporated herein by reference.

2.	In the ACP Strategic Opportunities Fund II SCH-TO under the Summary Term Sheet Item 1. Define what the “Feeder Fund is”.

Response: The following paragraph has been added to Item 1. as paragraph two: Concurrent with the Master Fund’s Purchase Offer, the ACP Institutional Series Strategic Opportunities Fund (the “Feeder Fund”; a Series of the ACP Funds Trust which has one sole investment in the Master Fund) is also offering to purchase its securities from its members.  The Feeder Fund is also offering to purchase up to forty percent (40%) of its units of beneficial interest ("Units").  If the Feeder Fund’s Purchase Offer is fully or over-subscribed it may affect the Feeder Fund’s ability to redeem its respective Shares in the Master Fund which in turn may affect its ability to fund the purchase of Shares by its respective Investors in connection with the Purchase Offer. The Feeder Fund has also filed a separate tender offer document.

3.	In the ACP Strategic Opportunities Fund II SCH-TO clearly state that the ACP Strategic Opportunities Fund II is referenced as follows: either the “Master Fund” or the “Fund” throughout the document.

Response: The ACP Strategic Opportunities Fund is defined in the Summary Term Sheet as: the ACP Strategic Opportunities Fund II, LLC (the "Master Fund" or the “Fund”).

4.	In the ACP Funds Trust SCH-TO clearly state that the ACP Institutional Series Strategic Opportunities Fund is referenced as follows: the “Feeder Fund” throughout the document.

Response: The ACP Institutional Series Strategic Opportunities Fund is defined in the Summary Term Sheet as: the ACP Institutional Series Strategic Opportunities Fund (the "Feeder Fund"). This is also how it is refereed throughout the document as not to confuse it with the “Master Fund”.

5.	In the ACP Strategic Opportunities Fund II SCH-TO under Item 5. Please change the word “Trustee” to “Director”.

Response: The ACP Strategic Opportunities Fund has a Board of Directors (the ACP Funds Trust has a Board of Trustees). Under Item 5. This has been changed to read as “Directors”.

6.	Under Item 7. (a) For both the ACP Strategic Opportunities Fund II SCH-TO and the ACP Funds Trust SCH-TO please define who these Funds are sold to and how at the end of the first paragraph.

Response: For both filings, this now reads as follows: This is a private offering. The Master Fund (or ACP Funds Trust) is available only to investors who are “accredited investors” under regulation D promulgated by the SEC under the Securities Act. Each investor must have a net worth of $1.5 million or more, subject to certain exceptions. Each investor must have such knowledge and experience in financial and business matters that such investor is capable of evaluation the merits and risks of this investment and must be able to bear the economic risks of this investment. No offering will be made hereby to any person who has not furnished to the Master Fund (or ACP Funds Trust) a completed and signed subscription document and suitability questionnaire.

7.	In the ACP Strategic Opportunities Fund II SCH-TO under Item 10.(2) the following sentence has been deleted as the Master Fund does reference Units.

Response: This sentence has been deleted - The Fund does not have units, and consequently does not have earnings per share information.

8.	In the ACP Funds Trust SCH-TO under Item 10.(2) the following sentence has been deleted as the Trust does reference shares.

Response: This sentence has been deleted - The Fund does not have shares, and consequently does not have earnings per share information.

9.	Rule 420 under the 1933 Act states the body of all printed prospectuses and all notes to financial statements and other tabular data included therein shall be in roman type at least as large and as legible as 10-point modern type.

Response: all fonts have been checked to be sure in 10 pt or above in both tender offer documents.

Please note that in responding to the above-referenced comments:

•   ACP is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•   ACP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in its review of our filing or in response to your comments on our filing.

Very truly yours,

Gary Shugrue

President

Ascendant Capital Partners